

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2023

Peter Andreski
Global Corporate Controller, Chief Accounting Officer
Visa Inc.
P.O. Box 8999
San Francisco, CA 94128

> **Re: Visa Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2022**
> **Response dated May 26, 2023**
> **File No. 001-33977**

Dear Peter Andreski:

We have reviewed your May 26, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 16, 2023 letter.

Form 10-K for Fiscal Year Ended September 30, 2022

Overview, page 4

1.    We note your response to comment two. Please revise your disclosure in "Our Core Business" where you discuss establishing default interchange reimbursement fees to clarify that the fees your receive from issuers and acquirers are not derived from interchange reimbursement fees or merchant discount rates.

Business
Competition, page 13

2.    We note your response to comment four. You state a payments network service provider "facilitates payment processing" through its proprietary payments network and branded payment products and <u>can</u> also provide authorization, clearing, and settlement services.

Please clarify whether this means that you sometimes "facilitate payment processing" or provide authorization, clearing, and settlement services exclusive of providing the other service. If so, clarify for us the circumstances in which that occurs. For example, we note your proposed revised disclosure that payment processors perform processing services on third-party networks and that you compete with them for the processing of Visa transactions. Please tell us whether these payment processors use your network and clarify for us what type of revenues, if any, you earn in these circumstances.

3.      We note your response to comment five. You state the "transactions" amount is significantly greater than the "processed transactions" amount primarily because it includes transactions on Visa-branded payment credentials that are processed by other payments networks. Please tell us what type of revenue you earn on transactions involving Visa-branded payment creditionals that are processed by other payment networks.

Risk Factors
Merchants' and processors' continued push to lower acceptance costs..., page 23

4.      We note your response to comment seven. In your response to comment two you state the fees you receive from issuers and acquirers are not derived from interchange reimbursement fees or merchant discount rates. Please clarify how merchants' and processors' continued push to lower acceptance costs could harm your business.

Notes to Consolidated Financial Statements
Note 1 - Summary of Significant Accounting Policies
Revenue Recognition, page 62

5.      We note your response to comment 14. You state "payments network services" include Visa's primary services of authorization, clearing and settlement of purchase transactions as well as related services provided in the facilitation of money movement. Please tell us and revise to clarify whether the term "payments network services" is intended to refer to the "authorization, clearing, and settlement" subset of services within the "data processing revenue" category, is intended to refer to your various services generally (i.e., those that generate "service revenues," "data processing revenues," "international transaction revenues," etc.), or something else.

You state that acceptance revenues are included in both service revenues and data processing revenues. Please tell us why acceptance revenues are classified in both revenue categories and clarify whether this is true on all acceptance services provided or if it varies depending on the nature of the underlying acceptance service. If the latter, tell us how you determine the category in which acceptance revenues are classified.

Note 3 - Revenues, page 66

6.      We note your response to comment 18. Please tell us in greater detail why you believe

any incentive allocation method would be subjective given incentives can be tied to customer contracts and customer performance.

7.   We note your response to comment 19.  In your response you state that you have considered if growth strategies (new flows and value added services) meet the definition of categories to be disclosed, but that the focus of your filings, disclosures and earnings calls are on your existing disaggregation categories.  Notwithstanding the references to new flows and value added services in your earnings call identified in the bullets below, stating that you disaggregate on a certain existing basis does not speak to whether additional methods of disaggregation may be appropriate or necessary based on the guidance in ASC 606-10-50-5 to 7 and 55-89 to 55-91.

With regard to customer categories, you state you do not report revenue by <u>individual</u> financial institutions on a regular basis.  Please note that our reference to the potential of disaggregating by customer type refers to customer categories not to individual customers.

You state you believe current disaggregation serves users of financial statements well.  To clarify our comment, we are not suggesting replacing your current disaggregation, but are seeking to understand whether and how you consider supplementing those categories with potential additional disaggregation based on additional categories such as, but not limited to:

- type of customer (because you earn revenue from different customer types such as acquirers, issuers, and merchants);
- consumer payments, new flows, and value added services (because you disclose amounts related to these categories outside the financial statements in your investor earnings call; it appears users of your financial statements were interested in information on new flows and value-added services based on the call; you reference investing to grow in these areas; you state that value added services are affected differently by economic factors ("value added services clearly is a whole range of new services that are not necessarily all tied to economic ups and downs."); and you state that you've "organized that [new flows] business as a single business"); and/or
- specific geographic regions (because you disclose amounts related to these categories outside the financial statements in your investor earnings call; and you disclose in your risk factors "regulatory authorities and central banks in a number of jurisdictions have reviewed or are reviewing these [interchange reimbursement] fees, rules and practices").

Please advise and focus your response on an analysis of the guidance in ASC 606 relative to the points above.

Peter Andreski
Visa Inc.
June 14, 2023
Page 4

       Please contact Stephen Kim at 202-551-3291 or Lyn Shenk at 202-551-3380 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services